VIA EDGAR

March 25, 2021

Charlie Guidry, Special Counsel

Lilyanna Peyser, Special Counsel

Office of Trade & Services

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

RE:    Re: Melody Do Corp

Offering Statement on Form 1-A

Filed March 3, 2021

File No. 024-11472

Dear Mr. Guidry,

On behalf of Melody Do Corp., (the “Company”) we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-qualification Amendment No. 1 (“Amendment No. 1”) to the above-referenced Form 1-A. The Form 1-A has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing a copy of this letter and Amendment No. 1 via EDGAR to reflect changes to the Form 1-A filed on March 3, 2019.

In addition, we are providing the following responses to your comment letter, dated March 24, 2021, regarding Form 1-A. To assist your review, we have retyped the text of the Staff’s comments in bold and italics as well as our responses below. The responses and information described below are based upon information provided to us by the Company.

Offering Statement on Form 1-A filed March 3, 2021

Dilution, page 12

1. In the table titled “purchasers of shares in the offering”, it appears the “number of shares after offering held by public investors” does not agree with the number of shares disclosed elsewhere in your filing. Please revise.

Response:

Revised and amended. Please see page 12.

Managements Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 19

2. Please expand the discussion of your plan of operations to include disclosure for months seven to twelve. If this information is not available, state the reasons for its unavailability.

See Form 1-A, Part II, Item 9(c).

Response:

We have amended and revised. Please see Page 19. We have expanded the discussion to our plan.

Now it reads:

During the initial stages of our growth, our officers and directors will provide all of the labor required to execute our business plan at no charge.

Our officers and directors will devote approximately 30 to 40 hours of their time to our operations. Once we begin operations and are able to attract talents to join our lable, all the officers and directors have agreed to commit more time as required.

If the need for cash arises before we complete our public offering, we may be able to borrow funds from our officers and directors although there is no such formal agreement in writing, and no guarantee such funding will be procured. Now that we have finalized our busniess plan and launched our platform (www.melodydo.com), and upon completion of our public offering, our specific goal is to recruit artist on profit share basis, market and stream our production. Our plan of operations is as follows:

Establish our intial recording studio/office.

Months: 1 - 2

During this period after completion of our offering, if maximum numbers of shares are sold, we plan to design our studio and equip it with state-of-the-art music production instrumentation.

Recruitments

Months: 2 - 4

We will recruit musicians and vocal artists to start our production.

Streaming

Months: 4 - 6

We will stream our production on major platforms against royalties, as Amazon, Apple music, Spotify, Deezer, YouTube, Facebook, SoundCloud and others worldwide.

Domestic Expansion

Months: 7 – 10

We will attempt expand our operation organically and geographically within the United States by setting up satellite studios and agents in known music markets as New York and Los Angeles.

International Expansion

Months: 11 – 12

We will seek collaborative join ventures with known studios/producers from around the world, but specifically in a music friendly markets to the US as the UK and Latin America to nurture fresh sounds from those markets.

Management is dedicated to implementing the 12 months strategy above, however we cannot guarantee achieving our goals on time. We might encounter difficulties achieving the above goals for unexpected reasons.

We will need to work hard to accomplish our first 6 months goals, and precisely the creation and the production side of the lable, if we are able to attract talents, we will be able achieve our first 6 months strategy and it will give us the ability to work towards the next half of the plan from month 7 to 12.

Special production and fresh sounds are the key to our success to be able to attract the right talents. In our line of busniess all it takes is one hit to make a name for a record lable, this hit could be the first track we produce, or it could be number two hundred track we produce, and to achieve the above strategy we need to succeed at the first milestone which is  a hit or trending tracks on digital media, and for the sake of our discussion we cannot really know or forecast whether or not we can achieve our  first12 months strategy on time.

Results of Operations, page 20

3. You disclose on page 21 that your net loss since inception was $1,270 however the amount disclosed in your financial statements is $2,540. Please either amend your disclosure or reconcile this difference. Please also address similar discrepancies regarding your net loss and accumulated deficit as disclosed on pages 6, 16 and 19. In addition, the net loss disclosed in the "Income Statement

Information" section of Part I should be revised so that it agrees to the amount reflected in your statement of operations on page 35.

Response:

Revised and amended throughout.

Please do not hesitate to call me at (646) 694-0051 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

/s/ Andy Altahawi